Exhibit 99.6
62370 Flamel Technologies BNYM 4/25/08 3:45 PM Page 1 62370 Flamel Technologie s Wormann / Egan Proof 4 Control Number 4675
Plea se mark your vo t e s as indic ate d n i X t h s i exam ple
The Board of Directors advise t o vote n i f a vor of all resolutions, except o f r resolution 14. Ordinary Resolutions FOR AGAINST ABSTAI N FO R AGAINST ABSTA N I FOR AGAINST ABSTAIN Extr aor dinary Resolutions FOR AGAINST ABSTA IN
1. 5. 9. 12.
2. 6. 10. 13.
3. 7. 11. 14.
4. 8. 15.
Mark Here o f r Address Change or Comments SEE REVE RSE
Signature NOTE: Please sign as name appears hereon. Joint owners should each sign. When Signature signing as attorney, executor, administrator, r t ustee or guardian, please give f u ll title Date as such.
FOLD AND DETACH HERE
Ordinary Resolutions
1. Approval of Statutory Accounts o f r year ended 31 December 2007.
2. Allocation of results o t retained earnings. 3. Renewal of Mr. Elie Vannier as Director. 4. Renewal of Mr. Frederick Lemoine as Director 5. Renewal of Mr. Lodewijk J.R. De Vink as Director. 6. Renewal of Mr. John L. Vogelstein as Director. 7. Renewal of Dr. Francis JT Fildes as Director. 8. Renewal of Mr. Stephen H. Willard as Director.
9. Replacement of t h e statutory auditor. 10. Determination of t h e annual amount of Directors’ attendance fees. 11. Approval of agreements referred t o n i article L. 225-38 et seq. of h t e Commercial Code. Extraordinary Resolutions 12. Authorization o t be granted o t h t e Board of Directors for allocation of t w o hundred t h ousand 2 (00,000) shares at no cost (“free shares”) and a t king note of t h e resulting capital n i creases. 13. Authorization o t be granted o t t h e Board of Directors for is sue of a maximum number of w t o hundred fifty thousand 2 (50,000) stock warrants (BSA) e r served o f r a category of persons consisting of h t e company’s directors who are neither authorized agents nor employees of h t e company, but n i cluding h t e Chairman of the Board of Directors; authorization t o be granted to h t e Board of Directors f o r carrying out h t e resulting capital n i creases. 14. Authorization to be granted t o t h e Board of Directors o f r n i creasing h t e share capital by ssues i of shares reserved o f r t h e members of a company saving plan established n i application of Articles L. 443-5 et seq. of the Labour Code. 15. Powers o f r o f rmalities.

62370 Flamel Technologie s Wormann / Egan Proof 4 Control Number 4675
Fla mel Technologies S.A.
Instructions to The Bank of New York, as Deposit ary M ( ust be received prio r to 5:00 p.m. on May 27, 2008)
The undersigned registered owner of Americ an Deposita ry Shares hereby requests and n i structs The Bank of New York, as Deposita ry, t o endeavor, in so a f r as practicable, o t vote or cause to be voted h t e amount of Ordinary Shares or oth er deposite d securit ies represented by such American Depositary Shares registered n i the name of the undersigned on h t e books of t h e Deposita ry as of the close of business on April 25, 2008 at the Combin ed Share hold ers Meeting of Flamel Technologies S.A. o t be held on June 3, 2008 n i r e spect of h t e resolutio ns specifie d on t h e revers e.
NOTE: Please direct t h e Depositary how t i s i t o vote by placing an X in the appropriate box beside each resolution.
(Continued and to be marked, dated and signed, on the other side) FLAMEL TECHNOLOGIES S.A. Address Change/Comments PROXY PROCESSI NG (Mark h t e corresponding box on the reverse side) S PO HACKENSACK BOX 3549 NJ 07606-9249
FOLD AND DETACH HERE
f I no instructio ns are received by the Deposit ary r f om any Owner with e r spect to any of h t e Deposited Securities represented by t h e American Deposita ry Shares evidenced by such Owner<s Receipts on or before h t e date established by t h e Depositary o f r such purpose, the Depositary shall deem such Owner o t have n i -structed the Deposita ry to vote such Deposited Securities and t h e Deposita ry shall vote such Deposited Securiti es in favor of any resolu tio n proposed by the management of the s I suer and against any resolutio n not proposed by such management, except in case where (i) the s I suer does not wish such vote cast, (ii) substantial opposit o i n exis s t or (iii) such matter mate rial y and adversely affects the rights of holders of Shares or American Depositary Shares.
NOTE:
As regis tered owners of American Deposit ary Shares are not registered as holders of Shares on h t e reg-s i try main tained by or on behalf of Flamel Technologies, S.A., in accordance with French company la w and h t e s t t a uts of t h e Flamel Technolo gie s S.A., registered owners of American Depositary Shares have no standing o t (i) appear and vote at any meetin g of hold ers of Shares, or (ii) propose any e r solu t i on at any shareholders< meeting. If a holder of Americ an Deposita ry Shares wis hes to appear and vote at any meetin g of the holders of Shares, or to propose any resolution at such meeting, such holder must surrender t i s receip ts and withdraw h t e cor espondin g Deposited Securities pursuant to Section 2.5 of h t e Deposit Agreement and become registered on the registry main tained by or on behalf of Flamel Technologies S.A. at least (i) one (1) Paris Business Day prior o t h t e date of h t e relevant shareholders< meeting to appear and vote at such meeti ng, or (ii) w t enty-five (25) cale ndar days prior o t t h e date of t h e relevant shareholders< meeting to propose any such resolution.